Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of November 2002

Commission File No.  0 - 20752

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

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RECENT EVENTS

Hibernia Foods plc, an Irish company, has issued a press release, in which it  announced the summary results (unaudited) for its fiscal second quarter and six-month period ended September 30, 2002.   That press release is set forth on Exhibit 1 of this Report. Management’s discussion and analysis of such results, entitled “Operating and Financial Review and Prospects,” is set forth on Exhibit 2 of this Report.

In addition, Hibernia gave notice that its Annual General Meeting of Shareholders will be held at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland on December 19, 2002 at 2:30 pm.  The Notice is set forth on Exhibit 3 of this Report.

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Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file periodic reports containing quarterly financial statements.

This Report, filed under Section 13(a) of the Securities Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements.

******

This Report contains forward-looking statements regarding Hibernia’s future performance.  These forward-looking statements are based on management’s views and assumptions, and involve risks, uncertainties and other important factors, certain of which are beyond Hibernia’s control, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These include, but are not limited to, sales, earnings and volume growth, competitive conditions, production costs, currency valuations, achieving cost savings and working capital and debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives and other factors described in “Risk Factors” in Hibernia’s Form 20-F for the fiscal year ended March 31, 2002, as updated from time to time by Hibernia in its subsequent filings with the Securities and Exchange Commission.  Hibernia specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exhibit Description Seq. Page No.

1. Press release dated November 25, 2002, containing unaudited summary results for the fiscal quarter and six-month period
ended September 30, 2002 4
2. Operating and Financial Review and Prospects in respect of the fiscal quarter and six-month period ended September 30, 2002 9
3. Notice of Annual General Meeting, dated November 14, 2002 20

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By: _/s/Colm Delves

                                                                                    Colm Delves

                                                                               (Principal Financial

                                                                            and Accounting Officer

                                                                                    and Director)

Date:   December 11,  2002

Exhibit 1

HIBERNIA FOODS PLC ANNOUNCES FISCAL 2003 SECOND QUARTER AND FIRST HALF FINANCIAL RESULTS

Further Roll-Out of the Entenmann’s brand planned

Dublin, Ireland, November 25, 2002—Hibernia Foods plc (NASDAQ: HIBNY) (the “Company”) today announced its results for the fiscal 2003 second quarter and first half ended September 30, 2002.

For the 2003 second quarter, net sales were Euro (€)48.8 million ($47.9 million) compared with €51.6 million ($50.7 million) for the year-ago quarter, representing a decrease of five percent. The revenue decline is primarily attributable to intense competition in frozen desserts in the second quarter arising from a major advertising, promotional and re-branding exercise by our largest competitor in this sector, HJ Heinz (NYSE:HNZ).  Gross profit for the quarter was €7.3 million ($7.2 million) compared with €10.6 million ($10.4 million) in fiscal 2002, and again this decline was largely due to the competitive landscape in frozen desserts for the second quarter as well as a significant increase in Hibernia’s insurance costs, similar to most other companies in the food sector.

Operating expenses for the second fiscal quarter of 2003 were marginally higher at €10.3 million ($10.1) compared with €10.1 ($9.9 million) million in fiscal 2002. Interest expense declined 17% compared to fiscal 2002 as a result of lower interest rates during the period, however this was counteracted by an unrealized, non-cash, foreign exchange loss arising from the period end conversion of non-Euro denominated convertible loan notes. The operating loss for the quarter of €3.0 million ($2.9 million) compared with an operating profit of €502,000 ($493,000) one year ago.

The resultant net loss for the quarter was €4.4 million ($4.3 million) compared with the €937,000 ($919,000) loss for the same quarter a year ago. The EBITDA (earnings before interest, taxes, depreciation and amortization) loss was €1.0 million ($1.0 million) versus EBITDA of €2.2 million ($2.1 million) for the comparable quarter last fiscal year.

For the 2003 first half, net sales were up two-and-one-half percent to €93.9 million ($92.1 million) from €91.7 million ($89.9 million) for the year-ago period. Gross profit for fiscal 2003’s first six months was €13.4 million ($13.1 million) compared with €14.1 million ($13.9 million) in fiscal 2002.

Operating expenses as a percentage of revenues were 19.94 percent of revenues versus 19.95 percent for the comparable year-ago period. The fiscal 2003 first-half operating loss was €5.4 million ($5.3 million) compared with a loss of €4.2 million ($4.1 million) a year ago.

The fiscal first-half net loss was €7.7 million ($7.6 million) compared with the €7.0 million ($6.9 million) loss for the same period a year ago. The EBITDA (earnings before interest, taxes, depreciation and amortization) loss was €1.5 million ($1.5 million) versus last fiscal year’s EBITDA loss of €832,000 ($816,000) for the comparable period last fiscal year.

Commenting on the results, Oliver Murphy, Chairman and Chief Executive Officer, said:

“ Whilst I am disappointed with the year on year decline in our branded desserts division for the second quarter, I believe that the circumstances which gave rise to the decline will benefit the category as a whole going forward, as evidenced by the latest market statistics which demonstrate the frozen desserts market has stabilized.”

“Our response to the aggressive HJ Heinz marketing campaign has been to successfully re-launch the Sara Lee brand to include cheesecake, apple pie, roulade and pavlova, thereby positioning Sara Lee as the complete branded desserts solution. These products were launched in the current quarter (quarter three) but the associated re-launch costs were largely reflected in the second quarter. In particular, we have made a strategic decision to strengthen our position with the frozen cheesecake sector, both in branded and private label, a sector which has shown 27% year on year growth."

“I am also pleased with the response to our launch of “Finnegans Famous Cakes” branded frozen desserts. Finnegans Famous Cakes is a brand we acquired when we bought the Sara Lee UK bakery business last fiscal and will be our dedicated food service and catering brand.”

“We continue to be pleased with the growth of our Entenmann’s range of fresh and chilled products. In addition, we have developed a range of premium Entenmann’s frozen desserts which have the unique characteristic of being “eat from the freezer”, and are very much geared towards the premium end of the market. These will be launched in the first quarter of our next fiscal.  We are also expanding the Entenmann’s range to include individual frozen premium desserts and the initial range of these products will be test marketed at selected JS Sainsbury stores, the UK’s second largest grocery retailer, in the fourth quarter of the current fiscal.”

“In relation to the ready-meals division, our focus in relation to the private-label aspect of this business has been to improve gross profits and significant progress has been made in the year to date. We expect to exit the current fiscal with gross margins 10 percentage points higher than the start of the year, which will be a tremendous achievement. Our Mr. Brain’s  branded pork faggot  range is in the early stages of a low cost but effective marketing campaign, which is anticipated to increase revenues of this product range in the fourth quarter of this year and continuing into the first quarter of our next fiscal. The campaign culminates in National Faggot Week in January 2003 and also will be the subject matter of a BBC2 television documentary to be aired in March 2003.”

Hibernia also announced the appointment of Maggie Devine as UK Sales and Marketing Director. Maggie was previously employed by Geest plc and was responsible for the sales and operational aspects of 5 sites within that Company. Commenting on the appointment, Oliver Murphy, said, “I am delighted to have Maggie as part of our senior UK management team and already we can see a more focused and clear, sales and marketing strategy, which is positively impacting our current quarter three revenue performance.”

Oliver Murphy also stated “Despite the issues we experienced in the second quarter, I believe that we are now in an upward trend both with respect to revenues and profitability. Assuming that present business conditions continue for the remainder of this quarter and our fourth quarter commencing January 1, 2003, we believe that revenues will return to growth in the current quarter and demonstrate double digit growth in the fourth quarter. That being the case, we believe that our net loss per share, before items, will be approximately half the loss we incurred for the comparable period in fiscal 2002. Continuing with this momentum, we believe that we will be profitable for our fiscal 2004, commencing on April1, 2003, as a whole. We expect a relatively small loss per share in the first half of the year, with a stronger second half, giving low double digit earnings per share for the year as a whole, together with significant cash flow generation”.

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom. It is the exclusive European license holder for Entenmann’s branded sweet-baked cakes throughout all of geographical Europe, representing 52 countries and a population of over 700 million people and is the exclusive UK and Ireland license holder for Sara Lee branded frozen desserts.

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the

FISCAL SECOND QUARTER

Ended September 30,

	2002*	2002	2001
	US$000s	€000s	€000s
Product Revenue	47,916	48,833	51,636
Gross Profit	7,168	7,305	10,559
Operating Expenses	(10,096)	(10,289)	(10,058)
Operating (Loss) Profit	(2,928)	(2,984)	501
Interest and Related Charges	(1,415)	(1,442)	(1,439)
Net Loss	(4,343)	(4,426)	(938)

Basic (Loss) per Share	(0.17)	(0.18)	(0.04)
Weighted Average Ordinary Shares	25,068,425	25,068,425	22,058,603

Summary Consolidated Statements of Operations for the

FISCAL FIRST HALF

Ended September 30,

	2002*	2002	2001
	$000s	¤000s	¤000s
Product Revenue	92,130	93,893	91,708
Gross Profit	13,119	13,370	14,145
Operating Expenses	(18,374)	(18,726)	(18,300)
Operating (Loss) Profit	(5,255)	(5,356)	(4,155)
Interest and Related Charges	(2,335)	(2,380)	(2,866)
Net Loss	(7,590)	(7,736)	(7,021)

Basic (Loss) per Share	(0.31)	(0.31)	(0.33)
Weighted Average Ordinary Shares	24,820,438	24,820,438	21,124,202

*The summary financial information above is expressed in US Dollars, solely for convenience, at the US Dollar rate of exchange against the Euro at September 30, 2002, of €1.00 = US$0.98122.

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Balance Sheets as of September 30,

	2002*	2002	2001
	US$000s	€000s	€000s
ASSETS
Cash and equivalents	169	172	319
Trade receivables	31,694	32,301	34,215
Inventories	28,630	29,178	25,414
Prepayments and other receivables	6,000	6,115	5,347
Total Current Assets	66,493	67,766	65,295
Property, Plant & Equipment	57,787	58,892	64,526
Intangible assets	7,611	7,757	8,616
Total Assets	131,891	134,415	138,437
LIABILITIES AND EQUITY
Accounts payable	29,737	30,306	27,989
Accrued liabilities	32,537	33,160	33,594
Short-term borrowings	26,866	27,380	27,608
Total Current Liabilities	89,140	90,846	89,191
Capital Lease obligations (excl. current)	528	538	1,681
Convertible Loan Notes	14,525	14,803	14,117
Long Term Borrowings	14,373	14,648	19,122
Total Liabilities	118,566	120,835	124,111
Minority interests	140	143	143
Ordinary Shares issued with Guarantee	3,073	3,132	3,350
Shareholders’ Equity	10,112	10,305	10,833
Total Liabilities and shareholders’ equity	131,891	134,415	138,437

*The summary financial information above is expressed in US Dollars, solely for convenience, at the US Dollar rate of exchange against the Euro at September 30, 2002, of €1.00 = US$0.98122.

Exhibit 2

Operating and Financial Review and Prospects

Management’s “Operating and Financial Review and Prospects” is presented in three sections. The first section discusses market and other risk factors and items affecting comparability. The second section analyzes the results of operations, first on a consolidated basis and then for each of our business segments. The final section addresses liquidity and capital resources.

Cautionary Statements

From time to time, in written reports and in oral statements, we discuss expectations regarding our future performance, including anticipated trends in profitability, synergies arising from acquisitions, the impact of the restructuring activities and fund raising activities engaged in by Hibernia. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations.

Market and Other Risk Factors

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•

commodity prices, which affect the cost of our raw materials and fuel;

•

foreign exchange risks;

•

interest rates on our debt and short-term investment portfolios; and

•

our share price.

In the normal course of business, we manage these risks through a variety of strategies, executed in accordance with our policies.

Commodity Prices

We are subject to market risk with respect to the raw material cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We manage this risk primarily through the use of fixed-price purchase orders, pricing agreements and geographic diversity.

Foreign Exchange

We do not enter into hedging or derivative instruments on the basis that the cost of doing so would be prohibitive given the amounts involved.  Almost all of our operations revenues and expenses are denominated in British pounds sterling.  Our debt is denominated in various currencies including Euros, dollars and British pounds sterling.  The translation of all of these items into our reporting currency, Euros, can give rise to exposure to movements in foreign exchange rates.

Interest Rates

We centrally manage our debt portfolio. We do not use interest rate or currency swaps.

Share Price

The portion of our deferred compensation liability which is based on our share price is subject to market risk.  Such liability relates to the guaranteed value contained in ordinary shares issued in connection with the acquisition of the Entenmann’s and Mr Brain’s businesses from Bestfoods UK Limited in fiscal 1999.

Items Affecting Comparability

The policy of management is to cause Hibernia to grow to a size whereby it can realize efficiencies of scale. This is critical in the food industry, a business in which consolidation and mergers have become commonplace. Management believes that it is in the long-term interest of the shareholders that the size of Hibernia grows to a scale in which efficiency can be optimized. The results of the six-month period ended September 30, 2002 and the six-month period ended September 30, 2001 reflect this policy of concentrating on growth and revenues.

In accordance with this policy, on April 1, 2001 Hibernia acquired the chilled desserts business and certain assets of La Boheme Limited.  La Boheme, a U.K. company produces and sells a range of premium desserts for the U.K. food chain, Tesco plc.  Revenues derived from this business amounted to approximately €19,000,000 for the fiscal year ended March 31, 2002.

In addition, on June 4, 2001, Hibernia acquired 100% of the shares of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited, both U.K. frozen dessert manufacturing subsidiaries of Sara Lee UK Holdings plc.  Hibernia also entered into a License Agreement with Sara Lee International to use certain trademarks incorporating the Sara Lee brand name and logo in the U.K. and Ireland.  Revenues derived from these businesses amounted to approximately €60,500,000 for the ten-month period ended March 31, 2002.

During the six-month period ended September 30, 2002, Hibernia issued a total of 1,487,921 ordinary shares.  The basic loss per share in the six-month period ended September 30, 2002 was calculated in reference to the weighted average number of shares in issuance during that period which amounted to 24,820,438 ordinary shares, compared with 21,124,202 ordinary shares during the same period in the prior fiscal year.

Results of Operations

In this operating and financial review, Euros have been translated into British pounds sterling at the rate of €1 = £0.6346 for the quarter ended September 30, 2002 and €1 = £0.6198 for the quarter ended September 30, 2001.

Quarter ended September 30, 2002 compared with quarter ended September 30, 2001

In the quarter ended September 30, 2002, Hibernia incurred a net loss of €4,426,000 compared with a net loss of €938,000 in the comparable period in the previous fiscal year.

In the quarter ended September 30, 2002, the net loss consisted of an operating loss of €2,984,000 and interest expense and related charges of €1,442,000.  In the quarter ended September 30, 2001, the net loss of an operating profit of €501,000 and interest expense and related charges of €1,439,000.

In the quarter ended September 30, 2002, Hibernia’s total net sales amounted to €48,833,000 compared with total net sales of €51,636,000 in the comparable period in the prior fiscal year, representing a decline of 5%.  The decrease in net sales was principally attributable to the frozen desserts business segment.

In the quarter ended September 30, 2002, sales of frozen desserts amounted to €30,132,000 compared with sales of €32,875,000 in the quarter ended September 30, 2001, a decrease of 8%.  Frozen desserts represented 62% of Hibernia’s total sales in the period compared with 64% in the same quarter in the previous fiscal year. The decrease in net sales was principally attributable to a significant promotional campaign by Hibernia’s largest competitor, which increased its market share during the period of the campaign.

In the quarter ended September 30, 2002, sales of frozen ready-meals amounted to €7,258,000 compared with sales of €7,349,000 in the quarter ended September 30, 2001, a decrease of 1%. Frozen ready-meals represented 15% of Hibernia’s total sales in the quarter ended September 30, 2002 compared with 14% of total sales in the same quarter in the previous fiscal year.  The marginal decrease in revenues was attributable to the decision to terminate certain loss making contracts, which had been active during the comparable period in the previous fiscal year.

In the quarter ended September 30, 2002, sales of Entenmann’s cakes amounted to €6,276,000 compared with sales of €6,197,000 in the quarter ended September 30, 2001, an increase of 1%.  Entenmann’s represented 13% of Hibernia’s total sales in the quarter ended September 30, 2002 compared with 12% in the same quarter in the previous fiscal year.  The marginal increase in sales principally resulted from the expansion of the Entenmann’s brand cakes into the chilled desserts market.

In the quarter ended September 30, 2002, sales of chilled desserts amounted to €5,167,000 compared with sales of €5,215,000 in the quarter ended September 30, 2001, a decrease of 1%.  Chilled desserts represented 10% of Hibernia’s total sales in the quarter ended September 30, 2002 compared with 10% in the same quarter in the previous fiscal year.

Cost of sales consists principally of all direct costs of manufacture together with all factory overhead.  Cost of sales in the quarter ended September 30, 2002 amounted to €41,528,000 of which €23,937,000 related to the frozen desserts division, €6,883,000 related to the frozen ready-meals division, €5,860,000 related to the Entenmann’s cakes division and €4,848,000 related to the chilled desserts division.

In the quarter ended September 30, 2002, Hibernia’s gross profit amounted to €7,305,000 compared with €10,559,000 in the quarter ended September 30, 2001, a decrease of €3,254,000 or 31%.  In the quarter ended September 30, 2002, gross profit represented 14.96% of total sales compared with 20.45% of total sales in the same period in the previous fiscal year.  This decrease in gross profit is attributed to the decrease in revenues in the quarter ended September 30, 2002 which impacted adversely on factory efficiencies and gave rise to higher manufacturing costs, combined with increases in certain overhead categories, notably insurance, which increased significantly compared to the same period in the previous fiscal year.  This increase in insurance premium was consistent with other food companies in the UK.

In the quarter ended September 30, 2002, selling and distribution costs amounted to €7,409,000 compared with €7,189,000 in the quarter ended September 30, 2001.   This is primarily attributable to higher costs of distribution.

In the quarter ended September 30, 2002, general and administrative costs amounted to €2,880,000 compared with €2,869,000 in the quarter ended September, 30 2001.

In the quarter ended September 30, 2002, interest expense and similar charges amounted to €1,442,000 compared with €1,439,000 in the quarter ended September 30, 2001.  Interest expense and similar charges incurred in the quarter ended September 30, 2002 consisted of interest on borrowings of €1,242,000 and an unrealised foreign exchange loss incurred on certain non-Euro denominated borrowings of €200,000, compared to interest on borrowings of €1,493,000 for the same quarter in the previous fiscal year.  Interest on borrowings decreased by 17% compared with the same quarter in the previous fiscal year as a result of a reduction in UK base interest rates.

No tax credit or charge resulted during the period as tax benefits arising from losses incurred during the period were offset in full by valuation allowance.

Six-month period ended September 30, 2002 compared with six-month period ended September 30, 2001

In the six-month period ended September 30, 2002, Hibernia incurred a net loss of €7,736,000 compared with a net loss of €7,021,000 in the comparable period in the previous fiscal year.

In the six-month period ended September 30, 2002, the net loss principally consisted of an operating loss of €5,356,000 and interest expense and related charges of €2,380,000.  In the six-month period ended September 30, 2001, the net loss principally consisted of an operating loss of €4,155,000 and interest expense and related charges of €2,866,000.

In the six-month period ended September 30, 2002, Hibernia’s total net sales amounted to €93,893,000 compared with total net sales of €91,708,000 in the comparable period in the prior fiscal year, representing an increase of 2%.  The increase in net sales was principally attributable to the inclusion of six months of revenues from the Sara Lee UK bakery business in the six-month period ended September 30, 2002 compared with four months revenues from that business in the comparable period in the previous fiscal year.

In the six-month period ended September 30, 2002, sales of frozen desserts amounted to €56,821,000 compared with sales of €53,351,000 in the six-month period ended September 30, 2001, an increase of 7%.  Frozen desserts represented 61% of Hibernia’s total sales in the period compared with 58% in the same six-month period in the previous fiscal year. The increase in revenues as noted above was principally attributable to the inclusion of six months of revenues from the Sara Lee UK bakery business in the six-month period ended September 30, 2002 compared with four months revenues from that business in the comparable period in the previous fiscal year.

In the six-month period ended September 30, 2002, sales of frozen ready-meals amounted to €13,921,000 compared with sales of €16,288,000 in the six-month period ended September 30, 2001, a decrease of 15%. Frozen ready-meals represented 15% of Hibernia’s total sales in the six-month period ended September 30, 2002 compared with 18% of total sales in the same six-month period in the previous fiscal year.  The decrease in revenues was attributable to the decision to terminate certain loss making contracts, which had been active during the comparable period in the previous fiscal year.

In the six-month period ended September 30, 2002, sales of Entenmann’s cakes amounted to €12,242,000 compared with sales of €12,061,000 in the six-month period ended September 30, 2001, an increase of 2%.  Entenmann’s represented 13% of Hibernia’s total sales in the six-month period ended September 30, 2002 and 13% in the same six-month period in the previous fiscal year.  The marginal increase in sales principally resulted from the expansion of the Entenmann’s brand cakes into the chilled desserts market.

In the six-month period ended September 30, 2002, sales of chilled desserts amounted to €10,909,000 compared with sales of €10,008,000 in the six-month period ended September 30, 2001, an increase of 9%.  This increase in revenues was attributable to Hibernia increasing its market share, particularly in the three-month period ended June 30, 2002, in the chilled desserts category by expanding its product range and securing listings for new products.  Chilled desserts represented 11% of Hibernia’s total sales in the six-month period ended September 30, 2002 compared with 11% in the same six-month period in the previous fiscal year.

Cost of sales consists principally of all direct costs of manufacture together with all factory overhead.  Cost of sales in the six-month period ended September 30, 2002 amounted to €80,523,000 of which €46,070,000 related to the frozen desserts division, €13,225,000 related to the frozen ready-meals division, €11,329,000 related to the Entenmann’s cakes division and €9,900,000 related to the chilled desserts division.

In the six-month period ended September 30, 2002, Hibernia’s gross profit amounted to €13,370,000 compared with €14,145,000 in the six-month period ended September 30, 2001, a decrease of €775,000 or 6%.  In the six-month period ended September 30, 2002, gross profit represented 14.24% of total sales compared with 15.42% of total sales in the same period in the previous fiscal year.  This decrease in gross profit can be largely attributed to a decrease in gross profits earned in the second quarter of the current fiscal year compared with the same period in the previous fiscal year which was due to lower revenues in that period which impacted adversely on factory efficiencies and gave rise to higher manufacturing costs.  This increase in manufacturing costs, combined with increases in certain overhead categories, notably insurance, which was consistent with experience of other food companies in the food manufacturing industry, adversely impacted gross margins in the period.

In the six-month period ended September 30, 2002, selling and distribution costs amounted to €13,539,000 compared with €13,341,000 in the six-month period ended September 30, 2001. This increase of 1.5% was consistent with the increase in revenues in the six-month period ended September 30, 2002 compared with the same quarter in the previous fiscal year.

In the six-month period ended September 30, 2002, general and administrative costs amounted to €5,187,000 compared with €4,959,000 in the six-month period ended September, 30 2001, an increase of €228,000.  This increase was attributable to the inclusion of six-months of general and administrative costs associated with the Sara Lee UK Bakery business acquired June 2001 compared with four months in the comparable period in the previous fiscal year.

In the six-month period ended September 30, 2002, interest expense and similar charges amounted to €2,380,000 compared with €2,866,000 in the six-month period ended September 30, 2001.  Interest expense and similar charges incurred in the six-month period ended September 30, 2002 consisted of interest on borrowings of €2,527,000 and an unrealised foreign exchange gain incurred on certain non-Euro denominated borrowings of €147,000, compared to interest on borrowings of €2,818,000 and an unrealised foreign exchange loss incurred on certain non-Euro denominated borrowings of €48,000 for the same period in the previous fiscal year.  Interest on borrowings decreased by 10% compared with the same quarter in the previous fiscal year as a result of a reduction in UK base interest rates.

No tax credit or charge resulted during the period as tax benefits arising from losses incurred during the period were offset in full by valuation allowance.

Liquidity and Capital Resources

In the quarter ended September 30, 2002, net cash inflow from operating activities amounted to €2,100,000, which was derived from an operating loss of €2,984,000, the add-back of non-cash items of €1,945,000 and a net decrease in working capital of €3,139,000.  This decrease in working capital consisted of an increase in accounts payable of €4,625,000, an increase in inventory of €2,480,000 and a decrease in accounts receivable and prepayments of €994,000.

In the quarter ended September 30, 2002, net cash applied to investing activities amounted to €226,000 and consisted of capital expenditures.

In the quarter ended September 30, 2002, net cash applied towards financing amounted to €3,641,000 comprising interest paid of €1,172,000 and a net reduction in bank borrowings of €2,469,000.

Hibernia has entered into a number of license agreements, which give rise to an obligation to make royalty payments to Bestfoods upon the sale of products covered by the licenses, in the event that Hibernia earns revenues in certain defined countries under the terms of such agreements.   In the quarter ended September 30, 2002, such royalty payments were not significant because the obligations to make royalty payments only relate to the sale of the Entenmann’s brand of cakes in mainland Europe. Currently, Hibernia sells Entenmann’s products only in the United Kingdom and Ireland, and the sale of such products in these markets does not give rise to royalty liabilities.

Management believes that Hibernia’s capital resources and liquidity are sufficient to finance its current and projected trading operations for at least twelve months.  Management has drawn these conclusions based on detailed budgeted financial information for each operating segment, including forecast cashflows over the course of the next twelve months.  In addition to cash generated from operations, and the gross proceeds of $10,100,000 from the private placement of ordinary shares in May 2002, management is satisfied that the assumptions upon which these conclusions have been reached are reasonable.   If currently unforeseen events occur, Hibernia may be required to seek additional financing and there can be no assurance that Hibernia would be able to obtain additional financing, if required, on acceptable terms.  Such events could include the loss of a large customer, delays in launch of new products or a reduction in gross margins earned by Hibernia as a result of higher overheads or lower external prices charged.

Hibernia’s liquidity is impacted by cash generated from operations and cash available under its bank financing arrangements.  Its financing arrangements include a cash overdraft recorded under short-term borrowings with respect to an invoice discounting and inventory finance facility with GMAC.  The availability of liquid resources under these facilities is derived from the level of sales, hence debtors, achieved and the level of inventory held at any point in time.

Hibernia does not engage in off balance sheet financing arrangements, nor does it engage in commodity trading activities.

New accounting standards: Goodwill and other intangible assets

On April 1, 2002, Hibernia adopted Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets.  FAS142 generally requires that (1) recorded amounts of goodwill no longer be amortized, on a prospective basis, (2) the amount of goodwill recorded on the balance sheet of Hibernia be evaluated annually for impairment using a two-step method, (3) other identifiable intangible assets be categorized as to whether they have indefinite or finite lives, (4) intangibles having indefinite lives no longer be amortized on a prospective basis, and (5) the amount of intangibles having indefinite lives on the balance sheet of Hibernia be evaluated annually for impairment using a one-step method.

As of September 30, 2002, Hibernia has implemented all aspects of FAS 142. Results of the first step of Hibernia's impairment test of goodwill, completed during the second quarter of fiscal 2003, indicated that no goodwill impairment had arisen and therefore the second step was not applicable.

 During the second quarter of fiscal 2003, Hibernia determined that all identifiable intangibles have definite lives with the exception of all of
Hibernia's tradenames. Amortization of the tradenames ceased April 1, 2002 and the carrying values were tested for impairment as of that date using a one-step test comparing the fair value of the asset to its net carrying value. The
Company determined the fair value of the tradenames exceeded their net carrying value and no impairment had arisen.

 The following table summarizes the carrying value of intangibles as of September 30, 2002 (in €000s):

Gross Accumulated Net
Amortization

Intangible assets subject
to amortization:

License 534 133 401

Intangible assets not subject
to amortization:

Tradename 2,364
Goodwill 5,504

Net carrying value
of intangible assets 8,269

The following schedule shows net loss and net loss per share adjusted to exclude Hibernia's amortization expense related to goodwill and indefinite lived intangibles (net of tax effects) as if such amortization expense had been discontinued in fiscal 2002:

Three months Three months Six months Six months
Ended Sept. Ended Sept. Ended Sept. Ended Sept.
30, 2002 30, 2001 30, 2002 30, 2001
€000s €000s €000s €000s

Net loss (4,426) (938) (7,736) (7,021)
Add back:
Goodwill amortization 0 74 0 148
Intangible amortization 0 35 0 70
Adjusted net loss (4,426) (829) (7,736) (6,803)

Basic and diluted net loss
per share:
€ € € €
Reported net loss per share (0.18) (0.04) (0.31) (0.33)
Add back:
Goodwill amortization 0.00 0.01 0.00 0.01
Intangible amortization 0.00 0.00 0.00 0.00
Adjusted net loss per share (0.18) (0.03) (0.31) (0.32)

New accounting standards:

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets".  SFAS No. 143 is effective for companies with fiscal years beginning after 15 June 2002; early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121. SFAS No. 144 retains the fundamental provisions in SFAS No.121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill.  Rather, goodwill will be evaluated for impairment under SFAS No. 142, as discussed above.  SFAS No. 144 is effective for companies with fiscal years beginning after December 15, 2001.  Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on Hibernia’s consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." In so doing, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item, unless the criteria in Accounting Principles Board Opinion No. 30 are met. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases" to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections. The provisions of SFAS No. 145 were adopted by Hibernia effective as of the beginning of fiscal 2003. The adoption of the provisions of this statement had no impact on Hibernia’s  financial position or net income.

On June 28, the Financial Accounting Standards Board (FASB) voted in favor of issuing FASB Statement No. 146 (FAS 146), Accounting for Exit or Disposal Activities.  FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exist and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  The scope of FAS 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual-compensation contract.  FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.  Early application is encouraged.  Hibernia is currently assessing the new standard but does not expect that FAS 146 will have a material effect on its results of operations or its financial position.

Exhibit 3

Directors

Oliver Murphy

-

Chairman

Søren Helmer-Jensen

-

Vice Chairman

Gerard Fanning

-

Secretary

Paul Connolly

Colm Delves

Thomas W. Keaveney

Jean-Claude Laine

Patrick Murphy

Gian Franco Santoni

Henrik Thufason

Robin Wright

Notice is hereby given that an Annual General Meeting of the Company will be held at The Merrion Hotel, Upper Merrion Street, Dublin 2 on the 19th day of December 2002 at 2.30pm for the purpose of transacting the following business of the Company:-

AS ORDINARY BUSINESS:-

1.

To receive Financial Statements and Company’s Accounts for the year ended March 31, 2002 together with the Reports of the Directors and Auditors thereon.

2.

To authorise the Directors to re-appoint PricewaterhouseCoopers as Auditor of the Company.

3.

To authorise the Directors to fix the remuneration of the Auditors.

4.

To re-elect Mr Søren Helmer-Jensen who retires from the board in accordance with the Articles of Association as a Director of the Company.

5.

To re-elect Mr Henrik Thufason who retires from the board in accordance with the Articles of Association as a Director of the Company.

6.

To re-elect Mr Colm Delves who retires from the board in accordance with the Articles of Association as a Director of the Company.

7.

To re-elect Mr Patrick Murphy who retires from the board in accordance with the Articles of Association as a Director of the Company.

8.

To transact any other business.

Dated this 14th day of November 2002

By order of the Board

/s/GERARD FANNING

Gerard Fanning

Secretary

Note:

A member entitled to attend, speak and vote is entitled to appoint a proxy to attend speak and vote on his/her behalf.  A proxy need not be a member of the Company.

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